Exhibit 99.(d)(25)(ii)

Schedule A

to the

Sub-Advisory Agreement

between

Brinker Capital Investments

and

Nuveen Asset Management, LLC

As of September 24, 2020, as amended as of September 1, 2024

Fund:	Investment Strategy:	Fee (annual rate based on average daily net assets):
Destinations Global Fixed Income Opportunities Fund	Preferred Securities Opportunities	[Redacted]
Destinations Equity Income Fund	Global Equity Income	[Redacted]
Destinations Real Assets Fund	Global Real Assets	[Redacted]

THE ADVISER:

ORION PORTFOLIO SOLUTIONS, LLC D.B.A BRINKER CAPITAL INVESTMENTS

By:	/s/ Kylee Beach
Name:	Kylee Beach
Title:	General Counsel & Secretary

THE SUB-ADVISER:

NUVEEN ASSET MANAGEMENT, LLC

By:	/s/ Jeffrey Warnock
Name:	Jeffrey Warnock
Title:	Managing Director, Associate General Counsel